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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Orange 21 Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
685317109
(CUSIP Number)
Stephen Roseman, CFA
Thesis Capital Management, LLC
60 E. 42nd Street, Suite 1245
The Lincoln Building
New York, N.Y. 10165
(212) 585-0100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
John Olmstead, Esq.
Faust Oppenheim LLP
488 Madison Avenue, 17th Floor
New York, N.Y. 10022
(212) 751-7700
June 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	685317109

1	NAMES OF REPORTING PERSONS: Stephan Roseman, CFA

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		696,692

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		696,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	696,692

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	685317109

1	NAMES OF REPORTING PERSONS: Thesis Capital Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Tax ID No. 20-2308833

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		696,692

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		696,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	696,692

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No.	685317109

1	NAMES OF REPORTING PERSONS: Thesis Capital LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Tax ID No. 20-2308744

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		119,074

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		119,074

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	119,074

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	685317109

1	NAMES OF REPORTING PERSONS: Thesis Capital Master Fund Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	98-0495519

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		577,618

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		577,618

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	577,618

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Item 1. Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D (“Schedule 13D”) amends the Schedule 13D Amendment No. 2 filed on May 29, 2007 by the Reporting Persons and is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Orange 21 Inc., a Delaware corporation (the “Company”). The address of the Issuer’s principal executive offices is 2070 Las Palmas Drive, Carlsbad, CA 92009. As reported on the Issuer’s 10-Q, filed with the SEC on May 21, 2007, for the quarter ended March 31, 2007, as of May 15, 2007, 8,100,564 shares of the Issuer’s Common Stock were outstanding.

Amendment No. 3 (i) amends and/or restates Items 1 through 7 and (ii) reflects a material change in the number of shares beneficially owned by each Reporting Person and the percentage of class represented by such ownership since the filing of Schedule 13D for each Reporting Person. Except for the above-referenced amendments, this Amendment does not modify any of the information previously reported.

Item 2. Identity and Background

(a)-(c) The names of the person filing this Amendment No. 3 are Stephen Roseman, CFA, an individual (“Mr. Roseman”), Thesis Capital Management, LLC, a Delaware limited liability company (“TCM”), Thesis Capital LP (“TC”), a Delaware limited partnership, and Thesis Capital Master Fund Limited, a Cayman Islands exempted company (“TCMF”), and together with Mr. Roseman, TC, and TCM collectively, the “Thesis Capital Members”). Thesis Capital Members may hereinafter be referred to as the “Filers.”

TCM is an investment management firm and is the investment manager of TC and TCMF (together, the “Thesis Funds”). The address of TCM’s principal business and principal office is 60 E. 42nd St., Suite 1245, The Lincoln Building, New York, NY 10165.

TC is a Delaware limited partnership which invests in securities and is managed by TCM. The address of TC’s principal business and principal offices is 60 E. 42nd St., Suite 1245, The Lincoln Building, New York, NY 10165.

TCMF is a Cayman Islands exempted company which invests in securities and is managed by TCM. TCMF’s investors include Thesis Capital Domestic, LP, a Delaware limited partnership, and Thesis Capital Offshore Limited, a Cayman Islands exempted company, both managed by TCM. The address of TCMF’s principal business and principal offices is c/o Goldman Sachs (Cayman) Trust, 2nd Floor, Harbour Centre, P.O. Box 896 GT, Grand Cayman, Cayman Islands.

Mr. Roseman is the sole Manager of TC, TCM and Thesis Capital Advisors, LLC, a Delaware limited liability company which is the general partner of TC. Mr. Roseman’s business address is 60 E. 42nd St., Suite 1245, The Lincoln Building, New York, NY 10165.

(d)-(e) During the last five years, none of the Filers have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Stephen Roseman, CFA is a citizen of Canada and resident of the United States. TCM is a limited liability company organized under the laws of the State of Delaware. TC is a limited partnership organized under the laws of the State of Delaware. TCMF is a Cayman Island exempted company.

Item 3. Source and Amount of Funds or Other Consideration

TC expended $559,803.26 (excluding brokerage commissions) and TCMF expended $3,085,193.81 (excluding brokerage commissions) in order to purchase their respective 119,074 and 577,618 shares of Common Stock that they beneficially own. The Thesis Funds purchased the Common Stock directly owned by them with their working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4. Purpose of Transaction.

The Filers acquired the Common Stock beneficially owned by them for investment because they believe that the market price of the Common Stock does not adequately reflect its intrinsic value.

Although no Filer has any specific plan or proposal to acquire additional shares of Common Stock or to dispose of the Common Stock, each Filer at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction involving the Company, the Filers intend to consider and review various factors on a continuous basis, including the Company’s financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to the Filers’ ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to the Filers, developments with respect to the Filers’ business, and general economic, monetary and stock market conditions.

The Filers may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations and the strategic alternatives that may be available to the Company. The Filers may discuss ideas that, if effected may result in the transactions specified in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, including but not limited to the acquisition by persons of additional Common Stock of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Filers have definite plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to such matters, but, except to the extent the foregoing may deemed a plan or proposal, they have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the close of business on June 29, 2007 (i) Mr. Roseman may be deemed to be the beneficial owner of 696,692 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 8.6% of the outstanding shares of Common Stock although he disclaims such beneficial ownership; (ii) TCM may be deemed to be the beneficial owner of 696,692 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 8.6% of the outstanding shares of Common Stock although it disclaims such beneficial ownership; (iii) TC was the beneficial owner of 119,074 shares of Common Stock that it directly owns, which constitute in the aggregate 1.5% of the outstanding shares of Common Stock; and (iv) TCMF was the beneficial owner of 577,618 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 7.1% of the outstanding shares of Common Stock.

The percentages of the outstanding Common Stock set forth herein were calculated on the basis that 8,100,564 shares of Common Stock were outstanding as of May 15, 2007, as reported on the Issuer’s 10-Q, filed with the SEC on May 21, 2007, for the quarter ended March 31, 2007.

Mr. Roseman and TCM share voting and dispositive power over the 696,692 shares of Common Stock held directly by the Thesis Funds. TC shares voting and dispositive power over the 119,074 shares of Common Stock with Mr. Roseman and TCM. TCMF shares voting and dispositive power over 577,618 shares of Common Stock with Mr. Roseman and TCM.

(c) Transactions in the Common Stock by Thesis Funds are described in Schedule I hereto, which Schedule is hereby incorporated by reference. All such transactions were effected on the open market.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Joint Filing Agreement by and among Thesis Capital Management, LLC, Thesis Capital LP, Thesis Capital Master Fund Limited, and Stephen Roseman, CFA, dated and filed with the SEC on April 25, 2007.

Except as set forth in response to this Item 6 and other Items of this Amendment No. 3, to the best knowledge of the Filers, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Joint Filing Agreement by and among Thesis Capital Management, LLC, Thesis Capital LP, Thesis Capital Master Fund Limited, and Stephen Roseman, CFA, dated and filed with SEC on April 25, 2007,and annexed hereto as Exhibit 1.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2007

THESIS CAPITAL MANAGEMENT, LLC

By:
Name: Stephen Roseman, CFA
Title: Manager

THESIS CAPITAL LP
By: THESIS CAPITAL ADVISORS, LLC

Its General Partner

By:
Name: Stephen Roseman, CFA
Title: Manager

THESIS CAPITAL MASTER FUND LIMITED

By:
Name: Stephen Roseman, CFA
Title: Director

By:
Stephen Roseman, CFA

SCHEDULE I

Schedule of Transactions by Thesis Funds

Thesis Capital LP

Date	Type of Transaction	Number of Shares	Price per Share in $US
5/25/2007	Buy	1,265	6.52
5/29/2007	Buy	846	6.51
5/30/2007	Buy	2,160	6.51
5/31/2007	Buy	521	6.51
5/31/2007	Buy	558	6.50
5/31/2007	Buy	186	6.50
5/31/2007	Buy	521	6.50

Thesis Capital Master Fund Limited

Date	Type of Transaction	Number of Shares	Price per Share in $US
5/25/2007	Buy	5,535	6.52
5/29/2007	Buy	3,754	6.51
5/30/2007	Buy	9,452	6.51
5/31/2007	Buy	2,279	6.51
5/31/2007	Buy	2,279	6.50
5/31/2007	Buy	814	6.50
5/31/2007	Buy	2,442	6.50
6/4/2007	Buy	700	6.50
6/5/2007	Buy	1,400	6.44
6/6/2007	Buy	6,200	6.50
6/7/2007	Buy	2,000	6.47
6/8/2007	Buy	1,300	6.50
6/11/2007	Buy	2,000	6.49
6/12/2007	Buy	2,700	6.46
6/12/2007	Buy	1,200	6.46
6/13/2007	Buy	5,201	6.45
6/14/2007	Buy	8,299	6.41
6/18/2007	Buy	1,501	6.40
6/21/2007	Buy	4,600	6.40
6/25/2007	Buy	6,900	6.31
6/26/2007	Buy	600	6.26
6/27/2007	Buy	200	6.29
6/27/2007	Buy	300	6.18
6/28/2007	Buy	4,100	6.31
6/29/2007	Buy	400	6.54
6/29/2007	Buy	2,700	6.44

Exhibit 1

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT is entered into as of April 25, 2007 by and among the parties signatories hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of common stock, par value $0.001 per share, of Orange 21 Inc., a Delaware corporation, is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

THESIS CAPITAL MANAGEMENT, LLC

By:
Name: Stephen Roseman, CFA
Title: Manager

THESIS CAPITAL, LP

By: Thesis Capital Advisors, LLC,

Its General Partner

By:
Name: Stephen Roseman, CFA
Title: Manager

THESIS CAPITAL MASTER FUND LIMITED

By:
Name: Stephen Roseman, CFA
Title: Director

By:
Stephen Roseman, CFA